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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 11-K



         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999

                                       OR




         ( ) TRANSITION REPORT PURSUANT TO 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from      to
                                       ------  ------



         Commission file number 1-4879
                                ------




                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)







               Diebold, Incorporated 5995 Mayfair Road PO Box 3077
                         North Canton, Ohio 44720-8077
--------------------------------------------------------------------------------
             (Name of issuer of the securities held by the plan and
                 the address of its principal executive office)

                              REQUIRED INFORMATION



Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.




Financial Statements and Exhibits
---------------------------------


A) The following financial statements and schedules are filed as part of this annual report:

         1) Statements of Net Assets Available for Benefits - December 31, 1999 and 1998

         2) Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 1999 and 1998

         3) Notes to Financial Statements - December 31, 1999 and 1998

         4) Schedule 1 - Schedule of Assets Held for Investment Purposes - December 31, 1999

         5) Schedule 2 - Schedule of Reportable Transactions - Year Ended December 31, 1999



B) The following exhibit is filed as part of this annual report:

         23. Consent of Independent Auditors


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.






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


                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan


We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 23, 2000




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                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 and 1998

                                                1999                  1998
                                            ------------          ------------
Assets:

     Investments                            $193,634,788          $187,656,240

                                            ------------          ------------
       Net assets available for benefits:   $193,634,788          $187,656,240
                                            ============          ============


See accompanying notes to financial statements






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


                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                                                       1999           1998
                                                   ------------   ------------

Additions:
     Contributions
        Participant                                $ 15,547,201   $ 15,562,701
        Employer                                      8,934,418      9,201,762
        Rollover                                      2,565,237      3,171,189
                                                   ------------   ------------
           Total Contributions                       27,046,856     27,935,652

     Registered investment funds                             --      1,158,537
     Interest and dividends                           7,535,552      5,582,730
     Net depreciation in the fair value
        of investments                              (19,784,023)   (17,552,712)
                                                   -------------   -----------
                                                    (12,248,471)   (10,811,445)

                                                   ------------   ------------
                  Total additions, net               14,798,385     17,124,207


Deductions:
     Withdrawals                                     (8,819,837)    (6,379,653)
                                                   ------------   ------------
        Excess of additions over deductions           5,978,548     10,744,554


Net assets available for benefits:
     Beginning of year                             $187,656,240   $176,911,686
                                                   ============   ============

     End of year                                   $193,634,788   $187,656,240
                                                   ============   ============


See accompanying notes to financial statements





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


                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


(1)  DESCRIPTION OF THE PLAN

     The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of April 1, 1990. On January 1, 1999 the Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees and the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees were merged into the Diebold, Incorporated 401(k) Savings Plan. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment. The Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one. The Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees covers all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who return to active service from the Canton Plant on or after May 1, 1992. In addition, Canton Plant employees must have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS

          Salary Plan

          For the years ended December 31, 1999 and 1998, the Plan allowed each participant to contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1999 and 1998, the Employer contributed as a Basic Matching Contribution an amount equal to sixty cents for each dollar of a participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period and thirty cents for each dollar of a participant's pre-tax contributions on the next three percent of the participant's compensation in such payroll period.

          At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. An Additional Matching Contribution was made for the entire year of 1999 and the last three quarters of 1998 such that the total matching contribution (including the Basic Matching Contribution) was eighty cents for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period. There was not an additional matching contribution for the corporate officers for the last three quarters of 1999.




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



                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                   (continued)

     (b)  CONTRIBUTIONS (CONTINUED)

          Salary Plan (continued)

          For the first quarter of 1998, an Additional Matching Contribution was made such that the total matching contribution (including the Basic Matching Contribution) was one dollar for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period.

          Newark Plan

          For the years ended December 31, 1999 and 1998, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1999 and 1998, the Employer contributed as a Basic Matching Contribution an amount equal to thirty percent of participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period.

          Canton Hourly

          For the years ended December 31, 1999 and 1998, the Plan allowed each participant to contribute from one to three percent, in one percent increments of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          During 1999 and 1998 respectively, the Employer contributed as a basic matching contribution an amount equal to thirty percent of a participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period.

     (c)  PARTICIPANTS' ACCOUNTS

          Salary Plan

          As of January 1, 1992, the Employer, as the plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Vanguard Mutual Funds, Vanguard Retirement Savings Trust, Loomis Sayles Mutual Funds, Equities or any combination thereof with the minimum investment in any fund/portfolio of one percent.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                   (continued)



     (c)  PARTICIPANTS' ACCOUNTS (CONTINUED)

          Salary Plan (continued)

          For 1999 and 1998, the Employer's Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account. The portion of the Employer's Basic Matching Contribution which was equal to thirty cents for each dollar contributed by a participant up to three percent of the participant's compensation in such payroll period was deposited in the Retiree Medical Funding Account. These Employer contributions were invested in the above named funds and/or portfolios according to the participant's direction. In 1999 and 1998, any additional Matching Contribution was deposited in the Regular Account and was invested in the Company Stock Fund.

          Newark Plan

          The Employer, as the Plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the Vanguard Mutual Funds, Vanguard Retirement Savings Trust, Loomis Sayles Mutual Funds, Equities or any combination thereof with the minimum investment in any fund/portfolio of one percent.

          Canton Plan

          The Employer, as the plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Vanguard Mutual Funds, Vanguard Retirement Savings Trust, Loomis Sayles Mutual Funds, Equities or any combination thereof with the minimum investment in any fund/portfolio of one percent.

          The Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an employer-sponsored plan. The employer's basic matching contribution which is equal to thirty cents for each dollar contributed by a participant up to three percent of the participant's compensation in such payroll period is deposited in the Retiree Medical Funding Account as is the employer's past service contribution. These employer contributions are invested in the above named funds and/or portfolios according to the investment elections made by the participant for his or her contributions.



     (d)  VESTING

          A participant's pre-tax contributions and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                   (continued)

     (e)  DISTRIBUTION OF BENEFITS

          Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan.

          A participant entitled to a distribution during the years ended December 31, 1999 and 1998, received cash for his or her lump sum distribution, except for funds in the Company Stock Fund for which an election of cash or the Employer's Common Shares was made.


     (f)  PARTICIPANT NOTES RECEIVABLE  (SALARY PLAN)

          Effective April 1, 1995, the Plan was amended and the Loan Fund was established to administer the activities of participant loans. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant's total vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. All loans must be repaid in full year increments. Interest charged is determined by the Savings Plan Committee based on the prime interest rate plus one percent as of the loan effective date.


     (g)  WITHDRAWALS (NEWARK AND CANTON PLAN)

          A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.


     (h)  PLAN MERGER

          On September 30, 1998 the Griffin Technology 401(k) Plan was merged into the Diebold, Incorporated 401(k) Savings Plan. On January 1, 1999 the Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees and the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees were merged into the Diebold, Incorporated 401(k) Savings Plan.

     (i)  EXPENSES

          All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator except for loan processing and administration fees associated with the Loan Fund which are borne by the individual loan participants.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                   (continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

     (b)  INVESTMENT VALUATION

          The Plan's investments are stated at fair value as of the last business day of the Plan year. The fund is fully benefit-responsive, and accordingly, investments in this fund are valued at the underlying contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

     (c)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)  INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net Assets:

                                                   1999             1998
                                                -----------      -----------
          Vanguard Index 500 Portfolio          $37,879,571      $28,959,437
          Vanguard Total Bond Fund               11,001,951       11,260,947
          Vanguard US Growth                     44,872,348       34,996,733
          Vanguard Retirement Savings Trust      12,711,043       10,518,796
          Diebold Company Stock                  66,537,527       86,528,289

     During 1999, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $19,784,023, as follows:

          Mutual funds          $ 10,326,688
          Common Stock           (30,110,711)
                                ------------
                                $(19,784,023)
                                ============




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                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                   (continued)



(4)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax council believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

                                                                      Schedule 1
                                                                      ----------

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999
                                 EIN: 34-0183970
                                Plan Number: 012


COLUMN A                 COLUMN B                               COLUMN C                           COLUMN D            COLUMN E
--------                 --------                               --------                           --------            --------

                                                     Description of Investment including
              Identity of Issue, Borrower, Lessor,     Maturity Date, Rate of Interest,
                        or Similar Party              Collateral, Par, or Maturity Value             Cost           Current Value
             ---------------------------------------------------------------------------------------------------------------------
             Loomis Sayles Bond                      Registered Investment Company              $    496,718        $    477,624
             Loomis Sayles Small Cap Value           Registered Investment Company                   705,372             748,368
             Vanguard 500 Index Fund                 Registered Investment Company                30,296,032          37,879,571
             Vanguard International Growth Fund      Registered Investment Company                 2,716,055           3,233,624
             Vanguard PRIMECAP Fund                  Registered Investment Company                 3,427,426           3,855,898
             Vanguard Total Bond Market Index        Registered Investment Company                11,652,706          11,001,951
             Vanguard U.S. Growth                    Registered Investment Company                37,396,191          44,872,348
             Vanguard Windsor II Fund                Registered Investment Company                10,674,652           8,673,235
             Vanguard Retirement Savings Trust       Common/ Collective Trust                     12,711,043          12,711,043
  *          Diebold Company Stock                   Company Stock Fund                           68,500,706          66,537,527
  *          Participant Loans                       9.25% - 12%                                          --           3,643,599

                                                                                           ---------------------------------------
                                                                                                $178,576,901        $193,634,788
                                                                                           =======================================


          *  Party-in-interest



NOTE: The cost of participant loans is $0 based upon instructions for the Form 5500 Line 27a.


See accompanying independent auditors' report.

                                                                      Schedule 2

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                    Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1999
                                 Ein: 34-0183970
                                Plan Number: 012

Series transactions, when aggregated, involving an amount in excess of 5 percent of the current value of Plan assets:

     COLUMN A                  COLUMN B              COLUMN C   COLUMN D   COLUMN E    COLUMN F   COLUMN G     COLUMN H    COLUMN I
     --------                  --------              --------   --------   ---------   --------   --------     --------    --------

                                                                                                                Current
                         Description of Assets                                         Expense                 Value of
                      (include interest rate and                                       Incurred   Historical    Asset on     Net
   Identity of Party   maturity in the case of a    Purchase    Selling      Lease       with      Cost of    Transaction    Gain
        Involved                 loan)                Price      Price      Expense  Transactions   Asset         Date      (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group      Vanguard 500 Index Fund   $ 7,018,155  $       --   $   --    $     --   $       --  $ 7,018,155   $     --
The Vanguard Group      Vanguard 500 Index Fund            --   4,131,811       --          --    3,656,640    4,131,811    475,171
The Vanguard Group      Vanguard U.S. Growth        8,624,557          --       --          --           --    8,624,557         --
The Vanguard Group      Vanguard U.S. Growth               --   4,985,384       --          --    4,561,151    4,985,384    424,233
Diebold, Inc.           Diebold Company Stock      17,943,843          --       --          --          --    17,943,843         --
Diebold, Inc.           Diebold Company Stock              --   8,237,044       --          --    7,523,695    8,237,044    713,349




See accompanying independent auditors' report.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                                  DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                                  -----------------------------------------
                                                 (Name of Plan)





Date:  June 26, 2000                     By: /s/ Gregory T. Geswein
       --------------                    --------------------------
                                         Gregory T. Geswein
                                         Senior Vice President and
                                         Chief Financial Officer
                                         (Principal Accounting and
                                         Financial Officer)

                              DIEBOLD, INCORPORATED

                                    FORM 11-K

                                INDEX TO EXHIBITS



EXHIBIT NO.                                                         PAGE NO.
-----------                                                         --------



     23. Consent of Independent Auditors                              16




















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